UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

USG Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
903293405

(CUSIP Number)

August 15, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903293405	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gates Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,223,671 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,223,671 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,223,671 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.996% as of the date of this filing (based on 144,584,733 shares of Common Stock issued and outstanding as of June 30, 2014)
12		TYPE OF REPORTING PERSON (See Instructions) CO, HC

CUSIP No. 903293405	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gates Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,223,671 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,223,671 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,223,671 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.996% as of the date of this filing (based on 144,584,733 shares of Common Stock issued and outstanding as of June 30, 2014)
12		TYPE OF REPORTING PERSON (See Instructions) PN, HC

CUSIP No. 903293405	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ECF Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,223,671 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,223,671 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,223,671 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.996% as of the date of this filing (based on 144,584,733 shares of Common Stock issued and outstanding as of June 30, 2014)
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 903293405	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ECF Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,223,671 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,223,671 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,223,671 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.996% as of the date of this filing (based on 144,584,733 shares of Common Stock issued and outstanding as of June 30, 2014)
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 903293405	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ECF Value Fund International Master L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,223,671 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,223,671 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,223,671 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.996% as of the date of this filing (based on 144,584,733 shares of Common Stock issued and outstanding as of June 30, 2014)
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 903293405	SCHEDULE 13G/A	Page 7 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey L. Gates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,223,671 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,223,671 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,223,671 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 4.996% as of the date of this filing (based on 144,584,733 shares of Common Stock issued and outstanding as of June 30, 2014)
12		TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 903293405	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 1.	(a) Name of Issuer

USG Corporation

(b) Address of Issuer’s Principal Executive Offices

550 West Adams Street, Chicago, Illinois 60661

Item 2.	(a) Name of Person Filing

(b) Address of Principal Business Office, or, if none, Residence

(c) Citizenship

Gates Capital Management, Inc.

1177 Ave. of the Americas, 46th Floor

New York, New York 10036

Delaware Corporation

Gates Capital Partners, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 46th Floor

New York, New York 10036

Delaware Limited Partnership

ECF Value Fund, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 46th Floor

New York, New York 10036

Delaware Limited Partnership

ECF Value Fund II, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 46th Floor

New York, New York 10036

Delaware Limited Partnership

ECF Value Fund International Master L.P.

c/o Harney Westwood & Riegels

Craigmuir Chambers

P.O. Box 71

Road Town, Tortola

British Virgin Islands

British Virgin Islands Limited Partnership

Jeffrey L. Gates

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 46th Floor

New York, New York 10036

United States Citizen

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

903293405

CUSIP No. 903293405	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 903293405	SCHEDULE 13G/A	Page 10 of 11 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Gates Capital Management, Inc.

Gates Capital Partners, L.P.

ECF Value Fund, L.P.

ECF Value Fund II, L.P.

ECF Value Fund International Master L.P.

Jeffrey L. Gates

(a) Amount beneficially owned: 7,223,671 shares of Common Stock

(b) Percent of class: Approximately 4.996% as of the date of this filing (based on 144,584,733 shares of Common Stock issued and outstanding as of June 30, 2014)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,223,671 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,223,671 shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 903293405	SCHEDULE 13G/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2014

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

Gates Capital Partners, L.P.
By: Gates Capital Management, Inc.
Its Investment Manager

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

ECF Value Fund, L.P.
By: Gates Capital Partners, L.P.
Its General Partner
By: Gates Capital Management, Inc.
Its Investment Manager

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

ECF Value Fund II, L.P.
By: Gates Capital Partners, L.P.
Its General Partner
By: Gates Capital Management, Inc.
Its Investment Manager

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

ECF Value Fund International Master L.P.
By: Gates Capital Partners, L.P.
Its General Partner
By: Gates Capital Management, Inc.
Its Investment Manager

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

Jeffrey L. Gates

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates